Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

ACS References at XE HQ Year Start

“Ursula Burns took the decision to acquire ACS. I’m not completely sure that we all understood the impact that this decision is going to have on the company, I think it’s huge; I think it has been the most bold and courageous decision that Xerox Corporation has made for many many years. I am extremely excited about it, I have to tell you.

I had Ursula on the phone, not a long time ago, this week in fact, and as you know, the vote of the shareholders, that is the last step, is going to happen on the 5th of February. This is for Xerox shareholders and ACS shareholders. And the level of confidence is high that the vote will be positive and that the acquisition will be completed, and in fact, the formal announcement of the acquisition is supposed to come out on the 8th of February.

So this acquisition, in fact, reshapes Xerox, and in many ways, makes our journey since 2005 even more meaningful. It was already meaningful, even with our current services offering, but suddenly becomes almost like, as if we were capable to predict the future, if you understand what I mean, because with ACS and the ACS offering now on our portfolio, I mean, there is no way we would succeed, and leverage this acquisition if we were not training to organise ourselves this way. There was no way we could be ready as a company, if we would not have put in place the effort and the focus into a services business and a services led business as we have done in 2005.

Now, did we know that ACS was going to be acquired, no. In fact, I think, Xerox Europe has played a key role in demonstrating to the corporation that this was the way forward, and this is maybe one of the many reasons why ACS was ultimately acquired.”

Question:

How does the announcement fit with the corporation announcement to acquire Affiliated Computer Services?

Answer:

“Well, I think I already answered that question also. The large accounts, the focus on relationships. There is a word, there is a term, there is a concept that we need to engrave on our brains. Its called ‘Business-social’. Do you understand what is meant by business-social. It is the act that senior leaders need to do, to meet other senior leaders in business-social occasions, and build relationships and trust. We do very little of this, very little. For a services led company, this is a killer. You need to do it, you just need to do it. In several formats and ways, but you need to do it. You need to get there, you need to have the relationships, you need to know people, you need to be known by people, they need to know that you have done this, in this account and it was successful. ACS is just broadening that neath, increasing it dramatically, because now its not only about going there and saying ‘before you were used to buy this nice printer etc. now we have this great service called XOS, now we are in the BPO space’.

You could be confused by my comments and say, ‘I understood that we were not going to integrate ACS or ACS is going to continue to operate as an independent company. Yes it is. But obviously we are going to mutually leverage both companies, so we are going to take their portfolio, and particularly in Europe, and I would say the rest of the world apart from the US, our guys are going to have it on their briefcase, and they are going to talk about it. And when the opportunity is there, we are going to call ACS and they will come and we will use their expertise, and we will develop the selling cycle, close it and implement it. So obviously, this is very very very meaningful, as I said before, it is like we were the most brilliant visionaries in the world, and we have predicted all this.

In fact, it is so the opposite, I repeat myself because I really feel proud of you guys because of what you have succeeded to do. I think XE has had a key contribution by its success on lead with services to make the corporation understand that this is the way forward. And from there, comes the ACS acquisition.”

Question:

What impact do you see the ACS integration having on XE in 2010? What short term values and synergies do you see?

Answer:

“Well, as you probably know, we have been quite limited on our capability to dialogue with ACS. The rules in the US on this type of acquisition are quite strict and they say that the companies need to continue to be two different companies, until the acquisition is confirmed. So we have had almost no contact with ACS, because that’s what we need to do. There is no ACS integration by the way. ACS will continue to operate on their own. But we will, as I said, obviously take their portfolio and into our offerings and promote them and I think it will have a huge impact on XE. I think, as you know, they are a $6.5 billion company in the US alone, or almost. If you do the proportion, there is no reason why they could not have a $4 billion business outside of the US, at least. So, clearly, its an opportunity for Europe and the rest of the world. By the way, the intention of Xerox is to have ACS to create an organisation that will cover the rest of the world, with particular emphasis on Asia and Europe. Lets not forget, ACS is not present in Asia, and the type of offering that ACS has is viable for Xerox to have a presence there.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to the unprecedented volatility in the global economy; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; the risk that we will not realize all of the anticipated benefits from the acquisition of Affiliated Computer Services, Inc.; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2008 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 and ACS’s 2009 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox filed with the SEC, and the SEC declared effective on December 23, 2009, a registration statement on Form S-4 that included a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Xerox has mailed the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction before making any voting or investment decision because it contains important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Xerox’s website, http://www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, http://www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger are set forth in the joint proxy statement/prospectus filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its annual report on Form 10-K filed with the SEC on August 27, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.